Via Facsimile and U.S. Mail
Mail Stop 4720

October 9, 2009

Robert A. Waegelein
Chief Financial Officer
Universal American Corp.
Six International Drive, Suite 190
Rye Brook, NY 10573

Re: **Universal American Corp.**
   Form 10-K for the Fiscal Year Ended December 31, 2008
   Definitive Proxy Statement
   File Number: 001-08506

Dear Mr. Waegelein:

        We have reviewed your August 28, 2009 response to our August 14, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   Please note that we will not be in a position to clear your filing until your agreement with NCPA and your agreements with Commonwealth Annuity and Life Insurance Company and First Allmerica Financial Life Insurance Company have been properly filed as exhibits.

Risk Factors
"Our ability to market some of our Part D Plan is substantially dependent…," page 46

2.   We note your response to prior comment 3 with regard to your agreement with NCPA. Please disclose the term of your agreement with NCPA and confirm that

you will provide a description of the material terms of this agreement in future filings.

Management's Discussion and Analysis
Critical Accounting Policies
Goodwill, page 86

3.   Refer to your response to prior comment 5. The fair values of your Part D and Senior Managed Care reporting units are only 6% and 9.6% in excess of their carrying values. To address the known uncertainties that exist when material goodwill is allocated to a reporting unit that is at risk of failing step one, please revise your disclosure within your critical accounting policies, and tell us when you intend to revise your disclosures to address the following for your Part D and Senior Managed Care reporting units:

- The percentage by which the reporting unit's fair value exceeded carrying value as of the most recent step-one test;
- A description of the key assumptions that drive fair value. In addition to the information you provided in your response, please provide further quantitative detail regarding the projected growth rates. Please reconcile and explain, quantitatively and qualitatively, the differences between your projected growth rates for each forecast year and your historical growth rates; and
- A discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on your liquidity and/or operating results.

Notes to Consolidated Financial Statements
Note - 2. Summary of Significant Accounting Policies
Recognition of Premium Revenues and Policy Benefits - Medicare Products, page F-16

4.   Refer to your response to prior comment 7. Please clarify and provide revised disclosure addressing why you believe that CMS is providing complete and accurate risk scores and risk score adjustments to you; how you verify the accuracy of the risk score adjustments; and how you have determined that premium revenue with respect to your stand-alone PDP members is fixed and determinable, given the following information:

- You are reliant on CMS to capture and collect information for Part D members;
- You are unable to estimate the impact of risk score adjustments until notified by CMS; and
- Your statement that risk score adjustments could have a material impact, either favorable or unfavorable on future period premium.

Please disclose the risk score adjustments for all periods presented and provide us with your assessment of materiality for these adjustments.

Recognition of Premium Revenues and Policy Benefits for Accident & Health Insurance Products, page F-20

5.   Refer to your response to prior comment 8. Please address the following items with additional specificity:

- It remains unclear how you have concluded that it is appropriate to recognize revenue over the policy period for your guaranteed renewable business instead of when due from the policyholders. Provide us an analysis that demonstrates how your accounting for premium revenues complies with the long-duration contract model described in FASB ASC 944-605-25-3 (formerly paragraph 15 of SFAS 60); and
- You state that claims costs, net of reinsurance, are expensed as incurred. However, you disclose that you recognize benefits and expenses associated with earned premiums as you earn the related premiums. Since, you earn and recognize premiums over a one year period; this implies that you also recognize benefits and expenses over a one year period. Please reconcile the apparent inconsistency that claim costs are expensed as incurred and revise your disclosure as needed.

Definitive Proxy Statement

Executive Compensation
Annual Cash Bonuses, page 32

6.   We note your response to prior comment 9 and comment 10 and reissue the comments. Please provide proposed disclosure that you intend to provide in your 2010 Proxy Statement which includes the following:

- The criteria or objectives the Compensation Committee uses for the individual performance component for the CEO and CFO;
- The criteria or objectives the Compensation Committee uses for the business unit performance and individual performance components for each of your other NEOs; and
- Discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that target objectives for business unit performance and individual performance are quantified, the discussion in your proxy statement should also be quantified. Please also confirm that you will discuss the level of achievement of objectives.

In addition, we advise you that Instruction 4 to Item 402(b) of Regulation S-K provides for relief regarding target levels of achievement with respect to specific performance-related factors or other factors or criteria which are confidential and would result in competitive harm for the registrant. You should apply the same standards in assessing your eligibility for this exclusion as you would when applying for confidential treatment under Securities Act Rule 406 or Exchange Act Rule 24b-2. In order to qualify under that standard the information must not only be confidential and competitively harmful but also not material for an investors understanding. Please be advised that the purpose of the CD&A is to provide the reader with all material information that is necessary for an understanding of the registrant's compensation policies and decisions regarding its named executive officers. Please refer to Instruction 1 to Item 402(b) of Regulation S-K. You should include your competitive harm analysis in your response to the extent that you intend to seek confidential treatment for any specific performance-related factors or other factors or criteria requested in our comment.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551-3203 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant